TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust No C5 Caroline Toce, Trustee 42 Beacon Hill Lane New Canaan CT 06840	Class A Common Stock	9/22/2025	69,425	$ 1,517,495.19
-same as above-	Class A Common Stock	9/19/2025	75,021	$ 1,593,365.77
-same as above-	Class A Common Stock	9/18/2025	72,743	$ 1,540,046.52
-same as above-	Class A Common Stock	9/17/2025	50,339	$ 1,015,556.03
-same as above-	Class A Common Stock	9/17/2025	65,656	$ 1,319,689.93
-same as above-	Class A Common Stock	9/16/2025	40,896	$ 823,782.06
-same as above-	Class A Common Stock	9/12/2025	7,704	$ 156,135.27
-same as above-	Class A Common Stock	9/12/2025	9,778	$ 198,168.58
-same as above-	Class A Common Stock	9/12/2025	38,118	$ 772,529.11
-same as above-	Class A Common Stock	9/12/2025	7,586	$ 153,743.79
-same as above-	Class A Common Stock	9/11/2025	8,122	$ 165,638.81
-same as above-	Class A Common Stock	9/11/2025	10,467	$ 213,462.39
-same as above-	Class A Common Stock	9/11/2025	40,802	$ 832,109.68
-same as above-	Class A Common Stock	9/11/2025	8,246	$ 168,167.65
-same as above-	Class A Common Stock	8/29/2025	694	$ 13,752.60
-same as above-	Class A Common Stock	8/29/2025	705	$ 13,970.58
-same as above-	Class A Common Stock	8/29/2025	895	$ 17,735.69
-same as above-	Class A Common Stock	8/29/2025	3,490	$ 69,159.28
-same as above-	Class A Common Stock	8/28/2025	610	$ 12,113.97
-same as above-	Class A Common Stock	8/28/2025	776	$ 15,410.56
-same as above-	Class A Common Stock	8/28/2025	3,018	$ 59,934.37
-same as above-	Class A Common Stock	8/28/2025	600	$ 11,915.38
-same as above-	Class A Common Stock	8/27/2025	4,830	$ 96,373.80
-same as above-	Class A Common Stock	8/27/2025	18,830	$ 375,718.13
-same as above-	Class A Common Stock	8/27/2025	3,806	$ 75,941.75
-same as above-	Class A Common Stock	8/27/2025	3,855	$ 76,919.46
-same as above-	Class A Common Stock	8/18/2025	34,655	$ 674,460.63
-same as above-	Class A Common Stock	8/7/2025	2,622	$ 52,861.89
-same as above-	Class A Common Stock	8/7/2025	2,064	$ 41,612.11
-same as above-	Class A Common Stock	8/7/2025	10,214	$ 205,923.47
-same as above-	Class A Common Stock	8/6/2025	33,473	$ 671,318.11
-same as above-	Class A Common Stock	8/6/2025	130,482	$ 2,616,883.16
-same as above-	Class A Common Stock	8/6/2025	26,372	$ 528,903.93

-same as above-	Class A Common Stock	8/6/2025	11,062	$	220,022.64
-same as above-	Class A Common Stock	7/22/2025	7,688	$	117,781.61